NARRATIVE APPRAISAL

OF

13523 – 13549 – 96th AVENUE

SURREY, BC

PREPARED FOR

SURREY CENTRAL CITY HOLDINGS LTD.

PREPARED BY

C.D. (CHRIS) BLANCHETTE, AACI, P. APP.

October 10, 2008	File No. 08-181

Surrey Central City Holdings Ltd.

7797 Jensen Place

Burnaby, BC V5A 2A7

Attention: Mr. Abdul Ladha, President

Dear Sir:

Re: Appraisal of 13523 - 13549 - 96th Avenue, Surrey, BC. (A Proposed Development)

In accordance with your request, we have prepared a Narrative Appraisal Report on the property referenced above. The purpose of this report is to provide an opinion of the market value of the fee simple interest in this property, as at the date specified below. This is a prospective valuation as the project under review has not been constructed as at the date of this writing.

After inspecting the property and analyzing the available and most suitable market evidence, we have formed the opinion that the market value of the subject property, assuming normal market exposure, full completion, and the issuance of appropriate occupancy permits, as of September 24, 2008, was:

Gross Retail Value of Project	$16,000,000

Potential Gross Profit From Project	$ 2,500,000

Present Value of Site with Approvals in Place	$ 2,941,000

This appraisal report has been prepared exclusively for Surrey Central City Holdings Ltd., and it is understood that it will be used for first mortgage lending purposes. The supporting data, upon which this estimate is based, is contained in the accompanying report, subject to the Assumptions and Limiting Conditions contained within the body of the document. This material reflects our best judgement in light of the information available at the time of preparation. We accept no responsibility for damages, if any, suffered by any third party as a result of decisions made or actions taken that may be based on this report.

Respectfully submitted,

COLLINGWOOD APPRAISALS LTD.

C.D. (Chris) Blanchette, AACI, P.App.

Real Estate Appraiser & Consultant

PHOTOGRAPHS OF SUBJECT PROPERTY

VIEW OF 13523 AND 13535 – 96TH AVENUE

VIEW OF 13535 AND 13547 AND 13549 – 96TH AVENUE

TABLE OF CONTENTS

EXECUTIVE SUMMARY
Purpose and Function of Report
Property Rights Appraised
Sales History and Ownership
Definition of Market Value
Scope of the Appraisal
REGIONAL/AREA ANALYSIS
NEIGHBOURHOOD ANALYSIS
DESCRIPTION OF SUBJECT PROPERTY
Site Description
Description of Improvements
Site Review
ASSESSMENTS AND TAXES
ZONING
MARKET CONDITIONS
HIGHEST AND BEST USE
METHODS OF VALUATION
COST APPROACH TO VALUE
Land Sales
Estimate of Depreciated Improvement Value
DIRECT COMPARISON APPROACH TO VALUE
Estimate of Value by the Direct Comparison Approach
RECONCILIATION AND FINAL ESTIMATE OF VALUE
CERTIFICATION
SCHEDULE A
Copy of Certificate of Title
SCHEDULE B
Excerpts of Zoning Bylaw

EXECUTIVE SUMMARY

Property Address	13523 - 13549 - 96th Avenue, Surrey, BC
(A Proposed Development)
Legal Descriptions	Lot 3 Block 5 North Section 34 Range 2 West Plan 12954. Lot 207 Section 34 Range 2 West Plan 51457. Strata Lots 1
and 2 Section 34 Range 2 West Strata Plan NWS652
Parcel Identifier Numbers	009-756-256; 004-947-274; 001-475-649; 001-475-657
Registered Owner	Surrey Central City Holdings Ltd.
Assessments and Taxes (2008)
Roll Numbers	2340020128; 2340856024; 2340981013; 23408981025
Land	$ 987,000
Improvements	$ 331,300
Total	$ 1,318,300
Gross Taxes	$ 7,233.81
Type of Property	Residential Development Land and Proposed Multi-Family Condominium Project (Not Yet Constructed)
Site Area	Gross Area: 48,952.50 ft2; Net Usable: 26,833.47 ft2.
Gross Building Area	53,719.36 Ft2; Net Residential Saleable Space: 46,452 Ft2
No. of Suites/Mix	76 Units; 8 Studio; 53 – 1-Bedroom; 15 – 2-Bedroom
Zoning	Currently RF, Residential and RM-D, Duplex (To be changed upon project approval)
Highest and Best Use	The proposed multi-family condominium apartment complex reasonably represents the Highest and Best
Use of the subject property, as at the effective date of this report.
Estimated Value By
Cost Approach	$16,932,000
Direct Comparison Approach	$16,000,000
Final Estimate of Value	$16,000,000 (Assuming fully complete and sold out)
Estimated Value of Site	$ 2,941,000 (With approvals in place)
Date of Inspection	September 24, 2008
Effective Date of Valuation	September 24, 2008 (Subject to Full Completion)

PART ONE – BASIS OF THE APPRAISAL

ASSUMPTIONS AND LIMITING CONDITIONS

The conclusions expressed in this appraisal report are subject to the following assumptions and limiting conditions and any others that may be set out in the report.

1. This report was prepared by C.D. (Chris) Blanchette, AACI, P. App., of Collingwood Appraisals Ltd., at the request of Surrey Central City Holdings Ltd., the “client”. The purpose of this report is to provide an opinion of the market value of the herein described real property. Neither possession of this report nor a copy of it carries the right of publication. All copyright is reserved by the author. It follows, therefore, that without the prior authorizations described here and in Paragraph 8 below, no other person may rely upon the report and consequently, all liability in that respect is denied. This report may be relied upon by the client’s preferred lending provided that the report bears the original signature of the author.

2. This report is prepared in accordance with the regulations governing the preparation of all appraisal reports, known as the Canadian Uniform Standards of Professional Appraisal Practice (The Canadian Uniform Standards), effective January 1st, 2007, as set out by the Appraisal Institute of Canada. As stipulated within the definitions, an appraiser may communicate his/her opinion of value in writing in one of three general formats being a) “Narrative” being comprehensive and detailed; b) “Short Narrative” being concise and briefly descriptive, and c) “Form” being a standardized format combining check-off boxes and short narrative comments (commonly used when valuing single-family dwelling residential properties). Other than the “Form” report, appraisers have relatively wide latitude when it comes to tailoring a given report to suit the circumstances of the assignment. It is incumbent upon the professional appraiser to communicate his/her property descriptions, market analyses, opinions and conclusions in a format that properly suits the purpose and function of the assignment and the professional responsibility undertaken by the appraiser in completing the work.

3. While expert in appraisal matters, the author is not qualified and does not purport to give legal advice. The property has been valued based upon the assumption that:

    a. the legal description as shown is correct;

    b. title to the property is good and marketable;

    c. there are no encroachments, encumbrances, restrictions, leases or covenants that would in any way affect the valuation, except as expressly noted herein;

d. the interpretation of any lease(s), rights of way, easements, encroachments, and other contractual agreements pertaining to the ownership and operation of the property, as summarized in this report, is correct, and such agreements are fully enforceable;

e. the existing use is a legal use which may be continued by any purchaser from the existing owner;

f. there is no action, suit, proceeding or investigation pending that would adversely influence the value. Because these assumptions have been made, no investigation, legal or otherwise, has been undertaken which would verify these assumptions except as expressly noted herein.

4. The author has not made any queries regarding legal survey, engineering reports, soil analysis, or environmental study to discover any inherent or hidden condition in the property, and therefore none has been made and no responsibility can be assumed concerning these matters.

    a. The author is not a qualified surveyor (and no legal survey concerning the subject property has been provided). Sketches, drawings, diagrams, photographs etc. are presented in this report for the limited purpose of illustration and are not to be relied upon for any other purpose.

    b. The author is not a qualified building inspector. The appraiser has not inspected woodwork or other parts of the structure (if applicable), which are covered, unexposed or inaccessible and we are therefore unable to report that such parts of the property are free of rot, beetle or other defects.

    c. The existence of potentially hazardous material, including (without limitation to), asbestos, urea-formaldehyde foam insulation, polychlorinated biphenyl, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, were not called to the attention of nor did the appraiser become aware of during the inspection; nor does the appraiser have any knowledge of the existence of such materials on or in the property, unless otherwise stated. The appraiser, however, is not qualified to detect such substances, and no responsibility is assumed for any such conditions, nor for any expertise or engineering knowledge required to discover them. If such substances exist, this may have an effect on the value of the property, and this estimate of value may not reflect actual value as it is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that would cause a loss in value.

    d. The author is not qualified to give engineering advice. It is assumed that there are no patent or latent defects in the subject improvements (if applicable), that no objectionable materials are present, that they are structurally sound and in need of no immediate repairs, unless expressly noted in this report. No soil tests have been made, nor have tests been done of the heating, plumbing, air-conditioning or other systems and, for the purpose of this opinion, they are assumed to be in good working order.

5. Market data has been obtained, in part, from documents at the land registry office, or as reported by the local real estate board and BC Assessment. As well as using such documented and generally reliable evidence of market transactions, it may also be necessary to rely on hearsay evidence from parties involved in some transactions. This may include both the parties to the transaction or their agents. Except as noted herein, a reasonable attempt has been made to verify all such information.

6. The property is assumed to be in full compliance with applicable regulations and laws, and no investigation has been undertaken with the local zoning office, the fire department, the building inspector, the health department or any other government regulatory agency unless otherwise stated in this report. The subject property must comply with such government regulations and, if it does not comply, its noncompliance may affect market value. To be certain of compliance, further investigations may be necessary.

7. Because market conditions, including economic, social and political factors, change rapidly and, on occasion, without warning, the market value expressed as of the date of this appraisal cannot be relied upon to estimate the market value as of any other date except with further advice of the appraiser.

8. Possession of this report, or copy thereof, does not carry with it the right of publication. All copyright is reserved to the author and is considered confidential by the author and the client. It shall not be disclosed, quoted from or referred to, in whole or in part, or published in any manner, without the express written consent of the appraiser. This is subject only to confidential review by the Appraisal Institute of Canada, as provided in the Code of Ethics, Standards of Professional Conduct, and Standards of Professional Practice of the Institute.

9. The compensation for services rendered in connection with this report does not include a fee for court or tribunal preparation or appearance, which fee(s) must be negotiated separately. However, neither this nor any other of these Limiting Conditions is an attempt to limit the use that might be made of this report should it properly become evidence in a judicial or quasi-judicial proceeding. In such a case, it is acknowledged that it is the court or tribunal that will decide the use of the report that best serves the administration of justice.

10. Any separation of the total valuation in this report (i.e. within the Cost Approach if applicable), between land and improvements applies only under the existing program of utilization. The separate values for land and buildings (if applicable) must not be used in conjunction with any other appraisal and are invalid if so used.

11. Any chattels referenced in the body of this report are included as an integral part of the real property and have not been inventoried or separately valued.

DEFINITION OF THE APPRAISAL PROBLEM

Purpose and Function of Report

The purpose of this report is to provide an opinion of the fair market value of the described real property, as at September 24, 2008. The function of this report is to assist in the decision making process in connection with the placement of first mortgage financing against the described real property and to facilitate the potential sale of an interest in the project.

Civic Address

The subject property is located at:

13523 - 13549 - 96th Avenue, Surrey, BC.

Legal Description

The subject is legally described as:

Lot 3, Block 5 North, Section 34, Range 2 West, Plan 12954. Lot 207,

Section 34, Range 2 West, Plan 51457. Strata Lots 1 and 2, Section 34,

Range 2 West, Strata Plan NWS652.

Property Rights Appraised

The property rights appraised within this report are those of the “Fee Simple Estate,” which includes the right to sell the property, occupy it, lease it, develop it, (subject to regulatory controls), give it away, or refuse to take any action at all. This is considered to be the most complete form of property ownership under existing law.

Encumbrances on Title

According to the terms of reference (provided verbally), for this report, the subject property is being appraised as though free and clear of all restrictive encumbrances (unless otherwise noted below); therefore, this analysis will be based on the merits of the land as is, and in consideration of its Highest and Best Use. Our review of a current BC Online computer generated abstract of the Certificates of Title for the four subject properties, printed on or about the effective date of this valuation, has indicated that the existing titles are free and clear of all restrictive encumbrances, as at the effective date of this report. Your attention is directed to the Addendum of this report and a copy of the current title abstracts.

Effective Date of the Appraisal

The effective date of this appraisal is September 24, 2008, subject to full completion and receipt of an occupancy permit, with all work in conjunction with this report completed over the following few days. The proposed development site was inspected and photographed on September 24, 2008.

Sales History and Ownership

The current title abstracts indicate that the four properties were acquired in July, October, and December, 2007, as an assembly. Public records indicate that the duplex property at 13547 and 13549 – 96th Avenue sold in June 2005, for $165,000 per unit, or $330,000 for both sides, to an investor. The other two single family dwellings have not been publically listed or sold within the past three years. There is no record of any of the four properties being listed for sale in conjunction with the latest acquisition in 2007; therefore, we assumethe previous owners were contacted privately by the current owner/developer or by an agent working on the developer’s behalf.

Definition of Market Value

The Appraisal Institute of Canada has adopted various definitions of market value over the years. The most recently accepted definition is embodied within the Canadian Uniform Standards of Professional Appraisal Practice regulations as follows:

“The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition are the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

1. buyer and seller are typically motivated;

2. both parties are well informed or well advised and acting in what they consider their best interests;

3. a reasonable time is allowed for exposure in the open market;

4. payment is made in terms of cash in Canadian dollars, or in terms of financial arrangements comparable thereto; and

5. the price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted, by anyone associated with the sale.”

The subject property will be valued in accordance with this definition.

Scope of the Appraisal

1. This is a Narrative Appraisal Report that is intended to comply with the reporting requirements set forth under the Canadian Uniform Standards of Professional Appraisal Practice. As such, it presents a full discussion of the relevant data, reasoning, and analyses that were used in the appraisal process to develop the opinion of value. The information contained in this report is specific to the needs of the client and the Highest and Best Use of the property. This is a prospective appraisal whereby the estimated market value of the property is based on the full completion of a proposed residential condominium project containing 76 suites in a four storey plus underground parkade building. The value is only valid if the project as presented to the writer is fully complete.

2. An inspection of the proposed development site was made on September 24, 2008. The photographs included in this report were taken on the date of inspection. The existing improvements will be razed to make way for the new project and therefore were not inspected.

3. The site description is based upon the physical inspection, as well as legal maps prepared by the city and the registered subdivision plans. Various aerial photographs were also reviewed.

4. Zoning and Community Plan information is based upon the publications available from the applicable jurisdiction. No discussions were made with city planning officials other than those specifically referenced in the appropriate section. Since the OCP for the City of Surrey clearly identifies the subject property and surrounding area as being designated for multi-family residential development, no detailed inquiries of the City planning department were considered necessary.

5. In developing the highest and best use for the property, an analysis was made of data compiled in the steps noted above. In addition, a study of the market for this type of property was made to determine whether the existing improvements, if any, provide an economic return to the property. We have also considered the current climate for multifamily residential development in the subject neighbourhood and the Lower Mainland at large.

6. In developing approaches to value, the market data used was collected from the office files of Collingwood Appraisals Ltd., other appraisers, Realtors®, publications of the local Real Estate Board and ICI Data Systems, RealNet, the New Westminster Land Title Office, and BC Assessment. The data was examined, and where appropriate or deemed necessary by the appraiser, discussions were held with those parties familiar with the relevant transactions.

7. Title deeds to the subject property have been reviewed. The applicable restrictions and other encumbrances affecting the property have been taken into account in this valuation. All four titles for the assembled lots are free and clear of any encumbrances.

8. The plans provided and upon which our description of the proposed multi-family residential complex are based, were reduced preliminary concept plans without detailed structural, mechanical, electrical, or architectural components. We assume the final plans will contain the same size and number of units and that the quality of finish will be average to above average, as no finishing specifications were provided.

9. We did not complete technical investigations such as:

• Detailed inspections of the structure, roof or mechanical systems, as the building is not yet constructed

• An environmental review of the property

• A survey of the site

• Investigations into the bearing qualities of the soils.

PART TWO – FACTUAL INFORMATION

REGIONAL/AREA ANALYSIS

The area analysis is based upon information available in the library of Collingwood Appraisals Ltd., including the Community Profiles prepared by the local Real Estate Board.

Surrey is located approximately 32 kilometres southeast of the City of Vancouver. The city is bounded on the north by the Fraser River, on the east by the Township and City of Langley, on the south by the United States border, the City of White Rock and the Pacific Ocean, and on the west by the Municipality of Delta. The District of Surrey was incorporated in 1879 and now occupies an area of 317.40 square kilometres. The municipality became a city on September 12, 1993. Surrey has experienced a population increase of more than 75% in the last 20 years. The 2006 Statistics Canada Population Census count was 394,976; up 13.6% over the 2001 Census count of 347,825. The city is the largest by area in the Lower Mainland and ranked second in size within the province. There are six town centres, namely, Surrey City Centre, Guildford, Fleetwood, Newton, Cloverdale, and the Sunnyside/South Surrey area which includes Rosemary Heights.

Six major highways criss-cross Surrey and create an efficient transportation grid. These highways are the Trans Canada Highway (No. 1), the Fraser Highway (No. 10), Highway 99, the King George Highway (No. 99A), and the Pacific Highway (No. 15). There are three railway lines: the CN Railway, BC Rail and the Burlington Northern Railway. The entire city has TransLink bus service.

The Expo Line SkyTrain system started operating from New Westminster to Surrey in March 1990, across the Fraser River to a 1,200 vehicle park-and-ride lot at the Scott Road Station. The Whalley SkyTrain extension was completed in March 1994, serving three new stations at 108th Avenue and 134th Street, 135th Street and 102nd Avenue, and King George Highway at 100th Avenue. The commuting time to downtown Vancouver from the King George Station is approximately 40 to 45 minutes.

The majority of the agricultural development in Surrey is on some 22,000 acres around the river deltas created by the Nicomekl, Serpentine, and Campbell Rivers. In 1973, with an increasing demand for land for housing development, the Province established the Agricultural Land Reserve, which has restricted any encroachment on these prime farming lands. Approximately 60% of the greenhouses in BC are located in Surrey and have a high rate of production. Recent changes to the Agricultural Land Act have transferred control of the ALR within several regions of the Province to Regional Commissions having more local government input in each jurisdiction.

Known as the "City of Parks" Surrey's 88 parks comprise 1,279 hectares of developed parkland, 1,700 hectares of planned parks, and 182 hectares of urban forest.

Commercial development is predominantly located in the six town centre areas. These core commercial areas provide each community with full commercial services in support of the local population. The large Guildford Town Centre and the Surrey Place Regional Shopping Centres have both been expanded since their initial establishment 15 to 20 years ago. A regional shopping centre, known as “Strawberry Hill Shopping Centre” opened in 1999, at the corner of 72nd Avenue and 120th Street (Scott Road). Other smaller, neighbourhood shopping malls and numerous strip plazas are located in each of the town centres, with emphasis in Surrey City Centre. Recent changes in the Surrey Centre area have seen an expansion of office space and public educational facilities. School District No. 36 includes the City of Surrey, and the City of White Rock. It is the second largest school district in British Columbia, with 61,000 students enrolled in 117 schools in the fall of 2002. This represents a substantial increase in the last ten years. Kwantlen College completed a $14.5 million campus in the Newton area. The Surrey Memorial Hospital underwent a $15.6 million expansion in 1989 and a $26 million cancer clinic has recently been completed, which will further enlarge the facility.

Surrey is the fastest growing area in the Lower Mainland, largely due to the decentralization of business and industry from downtown Vancouver. It has the largest amount of readily developable land for residential purposes, and projections are that Surrey will continue to experience growth in all sectors of its economy.

NEIGHBOURHOOD ANALYSIS

The neighbourhood analysis is based upon information available in the library of Collingwood Appraisals Ltd., including Community Profiles prepared by the local Real Estate Board.

General Overview

The subject is located in the City Centre sector of the Whalley area of the City of Surrey. The neighbourhood is located in the northern region of the city and the subject is in the southern portion of the original downtown core of Surrey. This is a residential neighbourhood with commercial service uses oriented along King George Highway. Multifamily residential development is also more prevalent in this neighbourhood.

Location and Boundaries

The neighbourhood is located between 112th Avenue and King George Highway on the north and a line parallel to and south of 96th Avenue on the south. It is also between 132nd Street on the west and 140th Street on the east. The core of the neighbourhood is located between 96th Avenue and 108th Avenue, following King George Highway.

Transportation

The area is well serviced by public transportation and a few short blocks from the terminus of the Expo SkyTrain line at King George Highway and Fraser Highway.

Education Facilities

The neighbourhood is served by all levels of public educational facilities and post secondary institutions are located in Surrey and other adjacent municipalities. Various private institutions are also located nearby and elsewhere in Surrey.

Employment

The Surrey City Centre area along King George Highway from 96th Avenue to approximately 108th Avenue represents a large commercial core area with various shopping centres, retail strip malls, free-standing retail and office complexes, and other related sources of full and part-time employment. Industrial areas in Surrey are within a short commute and public transportation will bring residents to these employment centres within a few minutes.

Type and Quality of Improvements

The single family residential improvements range from older, modest homes, to newer, larger dwellings ranging in size and value. The improvements are generally modern and in average to above condition. The multi-family residential improvements range from older rental apartment complexes to newer condominium apartment or townhouse facilities of average to above average quality. Commercial improvements vary from older free-standing retail stores to modern multi-tenant commercial centres of modern design.

Special Influences

The neighbourhood is central to services, employment and public transportation. This convenient location is ideal for multi-family residential development.

DESCRIPTION OF SUBJECT PROPERTY

Site Description

The site description is based upon the physical inspection, as well as legal maps prepared by the city or municipality and the registered subdivision plan (as applicable).

Shape and Plottage

The combined site is rectangular in shape with regular dimensions. As an assembly, it is a consolidation of four titled properties into one lot. The subject is a development site that is made up of two single family residential lots and one strata-titled duplex lot containing two attached duplex units. The duplex units are separately titled and have two addresses, while the two single family dwellings are also separately titled.

Frontage

The subject has frontage on the north side of 96th Avenue equal to 74.97 metres or 245.96 feet. It is an interior lot with no flanking frontage.

Site Dimensions and Area

The parcel has an average depth of 55.77 metres or 182.97 feet. The rear limit is essentially the same as the frontage. The site has an area of 48,952.50 ft2. There is a sizeable creek setback area on the east side of the site that reduces the net usable area to 26,833.47 ft2, according to the preliminary drawings provided. This reduced site area represents the usable construction area for the placement of a building, allowing the appropriate setback from the creek. The larger site area can be used for density calculations but the smaller area is the effective site available for a building envelope.

Topography

The site is generally level and at street grade, other than the creek area on the east limit of the parcel. The creek slopes downward rapidly to the bottom of the creek bed and the creek area is heavily treed and in a natural state. After the appropriate setbacks have been impacted on the site the balance of the parcel has no topographical limitations.

Access

The subject site has direct access from 96th Avenue. There are currently three private driveways. A suitable access point can be created from 96th Avenue for the proposed project, likely near the south west corner of the assembled parcel.

Other Physical

The creek located on the east side of the parcel impacts the net usable area for development. The current duplex residential dwelling is located within the buffer area, coloured blue (above); however, the low-density and development restrictions of the day allowed this building to be close to the slope of the creek. A multi-family residential project, such as that which is being proposed, would not be allowed within 100 feet of the creek or approximately 50 feet from the top of the bank.

Services

The site is afforded all municipal services including hydro, water, sewer, gas, telephone, cable service, as well as police and fire protection. The roads surrounding the site are all paved and have concrete curbs and sidewalks. Overhead street lighting is in place.

Description of Improvements

Our investigation of the subject improvements was restricted to a limited review of the preliminary plans prepared by an unknown designer or architect (the title block did not identify the architect or firm). These plans have not yet been approved by the Building Department of the City of Surrey and may be subject to change. Our review was completed for the sole purpose of familiarizing the writer with the significant components of the proposed building and to determine the style and general quality of the proposed structure, for appraisal purposes. It should not be construed as a detailed analysis as would be conducted by a qualified engineer for the purposes of determining structural or Building Code compliance, or whether there are any specific defects or omissions that would require attention or correction. As such, our review is considered cursory and for valuation purposes only. Unless specifically noted below, it is assumed that the proposed building will be constructed of approved and appropriate materials, in a professional workman-like manner, and that they will meet the requirements of the Building Code of Canada and/or any other relevant jurisdiction or authority. The preliminary concept plans provided contained no detail other than the size of the various unit types and the number of bedrooms. There were no detailed layout plans or preliminary concept layout plans, nor were there any specifications concerning the interior or exterior finish. The plans provided did not include exterior elevations. We have been advised that the interior will be of average to slightly above average quality or what was described as “medium” quality finishes by the developer. Following is the description of the proposed improvements upon which our appraisal conclusion is, in part, based.

General Overview

The building is proposed so it is considered new, with an effective age of zero (0) years. We estimate the building will have a remaining economic life of approximately 50 years, once complete. The building will contain 76 residential apartment units over four floors, and it will have two levels of underground parking for 97 vehicles. The building will have a single car elevator servicing all six levels.

The suite mix will be as follows:

TABLE I

SUITE MIX

According to the preliminary design drawings provided, the building will have a Gross Building Area (GBA) of 53,719.36 ft2. The total liveable space is reported to be 46,452 ft2. This calculates to a building efficiency of 86.47%.

The building will have 19 units per floor, with the main floor having 14 – one-bedroom units and three, two-bedroom units. The three upper floors will each have 13 – one-bedroom units and four, two-bedroom units, while all four floors will contain two studio apartments. From the preliminary plans provided, the units are average in size. The largest 2-bedroom unit is 910 ft2, with the remainder being in the 806 to 856 ft2 range. These are reasonably sized units for a two-bedroom apartment. However, the majority of the one-bedroom units are in the 546 ft2 size range, with a few hovering just below or above 600 ft2. This is near the lower end of the size range for a one-bedroom apartment. The compact floor plan maximizes the density on the site and increases the return to the land.

Other than the typical allowance for a main entrance foyer and access to the hallway and elevator, the four floors are more or less identical. The fourth two-bedroom unit on each of the upper floors is substituted for a one-bedroom unit to allow for the entrance foyer. Each suite is assumed to contain a living room, kitchen, one four-piece bathroom, and either one or two bedrooms. The studio apartments will contain a larger living room/bedroom combination. It is unknown whether the two-bedroom units will have a second bathroom. We assume each suite will be provided with a full compliment of appliances, including a laundry closet with stackable laundry machines. Each kitchen will include a refrigerator, electric range, and a dishwasher. We have been told that the kitchens will be finished with granite countertops; however, no other finishing specifications were provided. The building layout concept plans are reproduced below for greater clarification.

Main

Level

Typical Upper Levels

Site Improvements

The preliminary drawings did not include detailed landscaping plans; however, the Site Plan shown on the previous page does illustrate landscaped grounds on all four sides of the building, west of the creek ravine. This includes the buffer area west of the creek. There will be a paved or concrete access ramp leading to the underground parking garage and concrete or paving stone walkways leading to the main entrance.

Construction Details and Assumptions

There were no construction details provided. The building will be four storeys over a two level parking garage structure. The foundations will be constructed of poured concrete and the superstructure will be mostly wood-frame with wood and concrete sub-floors. The exterior and interior materials were not specified; however, we assume the building will have wood-frame interior partitions with drywall wall finishes, and wood mouldings. We also assume the flooring will be wall to wall carpeting and ceramic or equivalent tiling in kitchens and bathrooms. There may be some laminate flooring as well. The interior doors are assumed to be hollow-core raised panel units, and the main suite entrance door is likely to be metal clad. The windows are assumed to be double-glazed low “e” units, and it is assumed that there will be sliding doors to a small balcony off each living room above the first floor.

Summary

The proposed apartment complex will be a four-storey, 76-unit building containing mostly one bedroom suites, a few studio apartments and 15, two-bedroom suites. The building will have 97 underground parking spaces over two levels. The exterior elevations were not provided; however, it is assumed the building will blend in well with the surrounding residential development in the neighbourhood.

Site Review

The site review is a limited scope analysis voluntarily prepared by the appraiser during the normal course of the preparation of an appraisal. The following information is based upon visual observations only, undertaken as a part of the normal field inspection of the property by the appraiser. The intent of this review is to identify possible environmental factors that could be observable by a non-environmental professional. The appraiser did not do a historical title search, interview the current or prior owners, or do any research beyond that normally associated with the appraisal process, unless otherwise stated.

The likelihood that contaminants exist at any specific location can only be assessed by an environmental professional who collects samples of soil and ground water. Appraisers arenot experts in engineering, geotechnical, or environmental matters, and therefore are not qualified to confirm or deny the existence of hazardous substances or conditions. No responsibility is assumed for detection of any such conditions, for identification of possible environmental factors, nor for any expertise or engineering knowledge required to discover them, so therefore, this report should not be relied upon to disclose concerns. This review should be used only to assist the client in determining whether an environmental professional is required. The reader is referred to the Assumptions and Limitations contained in this report for details as to risks which the appraiser was unable to determine. No soil studies have been provided to us, nor have we been authorized to commission such a study.

Assessment of risk is relative only and not absolute, and is based upon: 1) current land use, 2) historical land use, and 3) duration of land use. The risk of contamination results from such sources as petroleum hydrocarbons, which have leaked from storage tanks, and poor disposal practices of toxic chemicals onto property or drainage systems. Such materials and activities can materially affect the value of a property.

There is low risk associated with zones of land that are in their natural, undisturbed state due to absence of human activity, or in zones that are largely developed and utilized for recreation. There is some risk of contamination in areas developed with residential and commercial uses, and in areas of light industrial and low impact industrial uses developed between 1980 and 1990. There is high risk associated with zones of land with heavy industrial use or extensive industrial development prior to 1980.

Currently, the surrounding area is generally developed with residential uses, and it is not near any industrial uses. However, the site is across a creek from a long established gas station and therefore it would be important to determine if there has been any contamination from the adjacent property. This is especially important considering the creek. The current use as a group of residential dwellings is not considered a high risk use in terms of potential for noise, air emissions, or on-site chemical storage. According to city records, the current use has existed since the 1960s. Previously, the subject and surrounding area was developed with residential or agricultural uses. No ground or well water is used by the subject or neighbouring properties. There were no signs of storage tanks, on site waste disposal, asbestos, PCB containing equipment, batteries, or UFFI.

No opinion is offered by us with respect to the current status of the lands or soils. However, while not qualified as environmental experts, during our limited field inspection we did not observe any apparent evidence of the presence of hazardous materials or land use that would suggest that an environmental assessment is required. The addressee is urged to retain an expert in this field if there is any doubt regarding the quality of the lands in question.

The property has been valued based upon the assumption that no conditions on or in the property or in such proximity thereto would cause a loss in value. Should it be subsequently established that contamination exists, this estimate of value may not reflect actual value.

ASSESSMENTS AND TAXES

Actual Value assessments for the subject property, as provided by BC Assessment are as follows:

The “Actual Assessed Value” indicated above reflects the opinion of BC Assessment as to the market value of the fee simple interest in the subject property as at July 1, 2007, on the basis of its physical condition as at October 31, 2007. Because the valuations published by BC Assessment are typically based upon mass appraisal techniques and because their inspection data may be somewhat dated, the “values” reported by BC Assessment can be less precise than a detailed narrative appraisal prepared on an individual property (or group of properties) as at a specific date, based on a current inspection. Therefore, the above information is provided for administrative purposes only and will not directly affect the conclusions reported herein.

Surrey Central City Holdings Ltd. - 13523-13549 - 96th Avenue, Surrey, BC File No. 08-181

ZONING

Current Zoning

According to the City of Surrey Zoning Bylaw, the subject property is zoned RF, Residential and RM-D, Duplex Zone. Your attention is directed to the Addenda of this report and the appropriate excerpts from the zoning bylaw pertaining to this category of use.

The RF, Residential Zone permits single family dwellings, while the RMD, Duplex Zone permits single family dwellings, as well as duplex dwellings. The current zoning is of little consequence as the site will be rezoned to permit the development of the proposed strata-titled condominium project.

Once the project is nearing approval, the four titles will be extinguished and one new lot will be created under a new plan number. One new title will be issued for this new parcel. Once the  roject is nearing completion and occupancy permits are about to be issued for the 76 apartment units, the single titled parcel will be extinguished in favour of a new strata plan and 76 new titles. All this will be accomplished once approval is received for the eventual development, which will entail a rezoning of the assembly to what we assume will be a CD, Comprehensive Development Zone, specifically permitting the proposed 76 unit strata-titled apartment project. All required setbacks, building height restrictions and other zoning related matters will be approved as part of the process and there will be no contravention of the bylaw, as a result.

Official Community Plan (OCP)

According to the OCP for the City of Surrey, the subject is located in an area designated for multi-family residential development. The OCP Map presented on the following page is taken from the larger OCP Map created by the City of Surrey Planning Department. Zoning and Community Plan Information is based upon the publications of the city or municipality. In addition to the regulations described herein, other municipal policies may exist. As well, regional, provincial and federal regulations may apply. We did not research all land use regulations possibly applicable, as the mandate for this appraisal does not entail such. We assume that all required licenses, certificates of occupancy, consents and other authority from any relevant organization has been, or can be obtained or renewed, for any use on which this value estimate is based.

MARKET CONDITIONS

General Overview

The real estate market had been very active in the Lower Mainland from 2002 through 2007. Values are up in all sectors, lead primarily by the residential and industrial markets. Serviced land is at a premium and construction costs have been steadily rising in a generally strong real estate economy. Over much of 2008 there has been a noticeable slow-down in the real estate market, with listings of residential property up over 2007 and the number of units sold down significantly over the previous year. This market correction was considered by many to be an inevitable response to the extraordinary growth in the real estate market over the preceding four or five years. Many analysts suggest the market will resume its previous level of activity in 2009; however, there is greater caution among economists familiar with our regional real estate market due to the condition of the United States real estate economy of late. There is a concern that a ripple effect may impact our real estate market in a similar manner. However, it is important to note that many of the economic markers that created the significant recession in the United States real estate market are not present in our regional and national markets in Canada. The lower interest rates being charged on long-term mortgage financing, as well as business loans has caused the commercial real estate market to remain reasonably strong, with rising rents and lower vacancy rates in many regions in British Columbia. Most economic forecasts indicate that interest rates will likely remain in the lower ranges for the foreseeable future, possibly increasing between 100 and 200 basis points over the next two to three years. The serviced industrial land market has shown the largest growth rate over the past five years, with small serviced industrial lots reaching values over $1.50 million per usable acre. This is up significantly from just four to five years ago, when the same land was achieving values in the $350,000 to $450,000 per acre range. This trend is continuing in the expanding industrial areas of Langley, Surrey, Richmond, and Coquitlam. Expansion is occurring in the Fraser Valley as higher prices drive end-users further east to Abbotsford and Chilliwack.

Residential land has reached a value never before seen on the West Coast. A strong demand for multi-family residential accommodation continues to fuel the real estate market and new projects are continually being planned for Vancouver, Burnaby, Coquitlam, Richmond, and Surrey. There has been a noticeable reduction in the start of new multifamily projects over the past six to eight months. Several multi-family projects that were planned have been put on hold pending the outcome of the changes in the United States real estate economy. Others have been cancelled and the land put on the market as funding for new projects has become harder to find. Nonetheless, there is a noticeable shortage of housing in the Lower Mainland of British Columbia and the demand for housing will remain strong for the foreseeable future. The general attitude toward multi-family residential development among investors and financiers is that of caution, pending economic changes in this country and the United States.

Exposure Time

Exposure time is defined as:

“the estimated length of time the property interest being appraised would have been offered on the market before the hypothetical consummation of a sale at market value on the effective date of the appraisal”

(Canadian Uniform Standards of Appraisal Practice).

Based on our knowledge of the market in this area, the estimated exposure time for this type of property is four to eight months at a realistic asking price that relates to the final conclusion reported in this valuation.

PART THREE – ANALYSIS AND CONCLUSIONS

HIGHEST AND BEST USE

Having defined in the previous sections the property rights to be appraised and having described the subject property in terms of the lands and any improvements to the lands, the focus of the report now turns to the estimate of the property's value. The analysis will first establish the suitability of the subject's current use as the highest and best use among all alternative uses to which the property can be used in light of the market and regulatory conditions prevailing at the time of appraisal. This first step is perhaps the most important as it helps identify properties which can be used for comparison with the subject and, secondly, to determine whether the improvements should be demolished, renovated, or retained in their present condition.

Real estate is valued in terms of its highest and best use. Highest and best use is defined as:

That use which is most likely to produce the greatest net return over a given period of time, bearing in mind that net return may involve net income, utility, or amenities.

More specifically it is the use that will yield the highest present value to the land. A variety of factors come into play when estimating Highest and Best Use. Some of the more influential criteria embodied in a typical and complete definition are:

1. The use must be legal and in compliance with the local zoning regulations;

2. The use must be within the realm of probability and not speculative or conjectural;

3. There must be sufficient demand for the use;

4. The use must reflect locational, as well as physical restrictions;

5. The use must provide the highest net return to the land.

To this end, we must focus on the current use of the property, as well as any potential alternative uses, to determine the maximum return to the land. This analysis is completed in light of the current market and the regulatory controls prevailing at the time of the appraisal. This is most important as it helps identify properties which can be used for comparison with the subject and, secondly, to determine whether the improvements should be demolished to make way for a new development, renovated, or retained in their present condition. Although zoning is not the only factor upon which Highest and Best Use is based, it certainly is one of the most influential. A great deal of planning goes into the zoning bylaws in any given area, and therefore, very little change in the general "category of use" is normally permitted. In this instance the RF, Residential and RM-D, Duplex Zone has existed for many years and has impacted and shaped the growth and development activity in the subject neighbourhood, historically. This existing zone is subject to change as the OCP for the area clearly indicates that multi-family residential development is preferred in this location.

Estimate of Highest and Best Use as Though Vacant

Assuming the site was vacant at this time, we must consider various uses that relate to the OCP designation and the location of the parcel. One of the most obvious uses, given the OCP designation, would be a multi-family residential complex. The most likely example of such a use would be a strata-titled condominium project with the required underground parking. This type of development would maximize the return to the land in this location. Given the few alternative development choices in this location, any other use would likely result in an under utilization of the land. Based on the foregoing analysis, we are of the opinion that the subject site would achieve its highest and best use (assuming it was vacant), if it was developed with a multi-family residential complex, in accordance with the restrictions and regulations of a specific zone designed to accommodate this use. This zone would likely be a CD, Comprehensive

Development Zone.

Estimate of Highest and Best Use as Improved

The existing improvements are older single family and duplex residential dwellings that are nearing the end of their remaining economic life. The OCP has designated the area for multi-family residential development and the existing residential uses do not meet this use capacity. Given the circumstances, the existing residential uses are at or near the end of their useful lives and will be razed to make way for a new multi-family development. The proposed multi-family residential strata-titled complex adheres to the intent of the OCP designation for the area and would represent a use that would maximize the return to the land. The proposed condominium complex is being valued as though complete and therefore new, with an estimated remaining economic life of approximately 50 years. This proposed use reasonably represents the highest and best use of the subject property, as at the effective date of this report.

METHODS OF VALUATION

There are three commonly accepted approaches to value: The Cost Approach (depreciated replacement cost), The Income Approach (present value of future rent received), and The Direct Comparison Approach (market sales comparison). These methods are briefly explained below:

Cost Approach

The land is valued (as though vacant) and added to the estimated depreciated value of all the improvements. When valuing proposed developments, or properties with new or early new improvements, this can be a highly relevant method of valuation.

Income Approach

The Gross Potential Income is estimated, either from market rent comparisons or from the contract rent already in place, from which is deducted a vacancy allowance and all applicable expenses. The resulting stabilized Net Operating Income is then converted into an indication of total value by the use of an appropriate capitalization procedure. When valuing income producing or investment type properties, this is often one of the stronger methods of valuation.

Direct Comparison Approach

Sales of similar or competitive market indicators are gathered, analyzed and compared to the subject property from which bench mark units of comparison are extracted and applied to the subject. When sufficient and suitably comparable market evidence is available, this is often considered the most reliable test of market value.

Subject Analysis

Based on the type of property under analysis, we consider the Cost Approach and Direct Comparison Approach to be the best methods of valuation in this instance. The Income Approach does not apply because the units being developed will be sold as individual stratatitled apartment units and the complex will not be a rental project. Even though we could arbitrarily apply a market rent to the units, this method could be misleading as the collective value of all the units as strata-titled apartments is more than likely higher than the capitalized value of the market rent for the whole. Under the proposed form of development and use, the Income Approach would be irrelevant.

COST APPROACH TO VALUE

The Cost Approach to Value is based upon the understanding that market participants relate value to cost, and assumes that a prudent purchaser will not pay more for a property than the cost of replacing or reproducing it in its present condition, providing there are no costly delays or economic factors which influence the value. Inherent to this approach is the Principle of Substitution. The Cost Approach to Value as applied to this property consists of five (5) main stages:

1. Estimate the land value as if vacant and available for development to its highest and best use;

2. Estimate the current replacement cost for the subject improvements;

3. Estimate the amount of accrued depreciation from all three major causes (physical, functional, and external);

4. Subtract the estimated depreciation from the total replacement cost of the improvements to arrive at an estimate of the improvements' depreciated replacement cost; and

5. Estimate the market value of the subject property by adding the depreciated replacement cost of the subject improvements to the estimated land value.

The Replacement Cost is defined as:

“The cost of creating an improvement identical with respect to utility, size, and functionality. The use of exactly identical building materials is not necessarily required.”

To arrive at the Replacement Cost of the subject improvements, the Marshall & Swift Valuation Service has been utilized as well as estimates derived from local contractors, where applicable.

*Note: The construction cost estimates contained herein were not prepared for insurance purposes and should not be relied upon in that regard.

Land Sales

We have researched various sales pertaining to vacant or effectively vacant multi-family residential land in the immediate and general area and offer the following indicators in support of the subject land value:

Index No. 1

Location	13906 and 13914 Fraser Highway, Surrey

Legal Description	Parcel A (J24308E) and Parcel B (N93764E) of Lot 5 Section 35 Block 5N Range 2W of 6th Meridian Plan 7035

PID Nos.	003-774-295; 004-330-994 Doc. Nos. CA803770; 771

Date	June 2008

Price	$1,723,000

Lot Size	43,560 Ft2

Proposed or Maximum GBA	49,278 Ft2

Zoning	Change proposed CD (RM-70)

Remarks

This is a recent sale of a development site on Fraser Highway, east of the subject location but in the same neighbourhood. A 60-unit, four-storey apartment project was approved for this parcel. The location on Fraser Highway may be slightly superior for exposure.

Price per Ft2 Land	$39.55

Price per Ft2 Buildable	$34.96

Index No. 2

Location	13782 and 13790 – 108th Avenue, Surrey

Legal Description

Lots 9 and 10 Except Firstly Parcel B (Explanatory Plan 12548) Secondly Parcel A (Explanatory Plan 14150) Thirdly Part on Plan With Bylaw Filed 61817 Section 23 Block 5N Range 2W of 6th Meridian, Plan 9473

PID No.	011-397-870 Doc. No. BB162057

Date	July 2007

Price	$708,200

Lot Size	22,782 Ft2

Proposed or Maximum GBA	38,795 Ft2

Zoning	Proposed change to CD

Remarks

A 64-unit, four-storey apartment building is being proposed under a development permit application for this parcel, including underground parking. A good corner site and somewhat superior to the subject. A dated sale but considered indicative of current market levels.

Price per Ft2 Land	$31.09

Price per Ft2 Buildable	$18.35

Index No. 3

Location	14683 – 104th Avenue, Surrey

Legal Description	Lot 148 Section 19 Block 5N Range 1W of the 6th Meridian Plan 60926

PID No.	002-670-445 Doc. No. CA500820

Date	July 2007

Price	$2,100,000

Lot Size	64,469 Ft2

Proposed or Maximum GBA	120,641 Ft2

Zoning	C-35 (3.5:1 FSR)

Remarks

This is a commercial site that is considered as a mixed use residential and commercial development parcel. The maximum density is 120,641 ft2; however, it may not reach that density in a residential scenario. This is a dated sale but indicative of current market levels.

Price per Ft2 Land	$32.57

Price per Ft2 Buildable	$17.41

Index No. 4

Location	13468 Gateway Drive, Surrey

Legal Description	Lot A Section 15 Block 5N Range 2W of the 6th Meridian Plan LMP10482

PID No.	018-255-621 Doc. No. CA722419

Date	March 2008

Price	$3,900,000

Lot Size	45,215 Ft2

Proposed or Maximum GBA	72,150 Ft2

Zoning	CD (Based on RM-30)

Remarks

This is a prime development site at King George Highway and Gateway Drive, adjacent to an existing four-storey strata apartment complex. This is a high profile location closer to commercial services and transportation. Also this is a superior development parcel with corner exposure.

Price per Ft2 Land	$86.25

Price per Ft2 Buildable	$54.05

Index No. 5

Location	14444 – 68th Avenue, Surrey

Legal Description	Lot 1 Except Part Subdivided by Plan 21478 Section 15 Township 2 Plan 2563

PID No.	012-779-491 Doc. No. CA777770

Date	May 2008

Price	$1,395,000

Lot Size	52,446 Ft2

Proposed or Maximum GBA	No Applications in Process

Zoning	RA, Residential (OCP indicates a Townhouse area)

Remarks

This is a lower density potential multi-family parcel that was acquired by the vendor in June 2007, for $1,027,500 or $19.59 per ft2. It was resold to a second developer in 2008. Surrey indicates no applications have been submitted. A potential townhouse development parcel that is inferior to the subject.

Price per Ft2 Land	$26.60

Price per Ft2 Buildable	Unknown

Index No. 6

Location	10576 and 10596 – 139th Street, Surrey

Legal Description	North and South Half of Lot 12 Block 7 Section 23 Block 5N Range 2W of the 6th Meridian Plan 6054

PID Nos.	001-161-288 and 011-310-677 Doc. Nos. CA522901and CA528346

Date	July 2007 and August 2007

Price	$1,606,500 (Combined)

Lot Size	58,284 Ft2 (Combined)

Proposed or Maximum GBA	No Application in Process

Zoning	RM-D, Duplex & RF (OCP designated for multi-family)

Remarks

This is a larger parcel made up of two adjacent lots acquired by the same developer one month apart. No application has been submitted for development to date. Note that both lots are identified by BC Assessment as being vacant with no building assessed value. The aerial photo above may have been taken just before the residential building was removed. The site may be held pending improvements in the current development market.

Price per Ft2 Land	$27.56 (Combined)

Price per Ft2 Buildable	Unknown

Index No. 7

Location	10290 – 143rd Street, Surrey

Legal Description	Lot 2 Section 22 Block 5N Range 2W of the 6th Meridian Plan 10258

PID No.	009-293-612 Doc. No. BB171603

Date	August 2007

Price	$1,358,000

Lot Size	49,092 Ft2

Proposed or Maximum GBA	58,771 Ft2

Zoning	RF (Application in to rezone to CD)

Remarks

This is a similar parcel in a multi-family residential area that has a development application in for approval for a 76-unit, four-storey over underground parking garage, condominium apartment complex. Approval is still in process. This is generally a somewhat inferior location further away from commercial services and amenities.

Price per Ft2 Land	$27.66

Price per Ft2 Buildable	$23.11

General Sales Analysis

The above data has been summarized in the following chart labelled Table I. Our discussion as to an appropriate unit value to be applied to the subject property will follow:

Table I

Summary of Property Sales

The above data has provided a range of unit values per ft2 of site area from a low of $30.09 to a high of $55.00. On the basis of a price per ft2 buildable the range is from a low of $19.29 to a high of $29.49 per ft2 of building area. Once the lowest and highest indicators are removed from the array the range narrows from $35.30 to a high of $40.41 per ft2 of site area, or $20.66 to $34.47 per ft2 of building area. The best indicator of current value is exemplified by Indices 1, 3, 5, and 7, indicating a raw law value from $35.41 to $40.41 per ft2 of site area. From this data, a rate of $38.00 per ft2 of site area, or $30.00 per ft2 of buildable area, appears appropriate.

Land Value Calculation

The adjusted rate, as developed from the above data, is concluded to be $38.00 per ft2 of site area and $32.00 per ft2 of Gross Building Area (proposed). The subject site is therefore estimated to have a market value, as at September 24, 2008, as follows:

Based on Gross Site Area:

48,952.50 Ft2 X $38.00 per Ft2 = $1,860,195

Based on Proposed Gross Building Area:

55,719.50 Ft2 X $32.00 per Ft2 = $1,783,024

Rounded to: $1,800,000

The above figure represents the raw “going-in” value of the subject development site in the current market.

Estimate of Depreciated Improvement Value

To the above figure must be added the depreciated value of the improvements, including site improvements and other special installations if applicable. These figures are supplied in part by Marshall and Swift Cost Services, a well known and accepted costing program. The overall accrued depreciation is calculated by the cost service program based on a modified age/life method, coupled with our input on observed condition. The breakdown of costs is provided as follows:

Marshall and Swift Cost Breakdown

Based on the above calculations, the subject property is estimated to have a market value, by way of the Cost Approach, as at September 24, 2008, assuming full completion, is equal to:

Rounded:

SIXTEEN MILLION NINE HUNDRED THIRTY-TWO THOUSAND DOLLARS

($16,932,000)

DIRECT COMPARISON APPROACH TO VALUE

This approach is based on the principle of substitution, which infers that a prudent purchaser will not pay more for a property than it will cost to acquire a comparable or similar and equally desirable substitute property. The basic steps of this approach are:

1. Survey the area to locate comparable properties that (a) have sold recently; (b) that are currently offered for sale; (c) on which offers have been made;

2. Validate pertinent information on each comparable property. Discussions with owners, Realtors and others will often assist in verifying important data;

3. Analyze the market data with regard to rights conveyed, conditions of sale, market conditions (length of time offered and date of sale), location, physical characteristics, economic characteristics, use, and motivation of buyer and seller, if any;

4. Compare subject property in detail with each comparable property. Dollar or percentage adjustments are then applied to the indicated price of each comparable to account for the differences mentioned above, if any; and

5. From the adjustment process, varying amounts of weight may be placed on different comparable sales based upon their overall degree of similarity to the subject. The range of value is then reconciled into a final estimate of value for the subject property as at a specific date. The ideal circumstance under which this approach is implemented involves finding comparable property sales, having occurred near in time to the effective date, relatively close in location, and reasonably similar in physical and other characteristics. However, because the real estate market is unpredictable and imperfect, truly ideal circumstances rarely occur. Therefore, we must often rely on market indicators that may be fairly similar in some aspects, but somewhat dissimilar in others. The adjustment process, although subjective, is designed to deal with the dissimilarities that may exist between the available sales evidence and the subject property. The following data was considered relevant for this valuation:

The Available Data

We have researched several property transactions considered relevant to this analysis and offer the following comparable sales in support of our value estimate by this approach. Since the subject will be developed as a strata apartment complex, the individual unit prices are paramount. The following data relates to recent sales and current active listings of similar apartment units in Surrey and will allow us to develop a rate per ft2 of unit area. This is a preliminary study based on limited information on the subject property and reasonable assumptions on the level of finish and features.

TABLE II

COMPARABLE APARTMENT UNIT SALES/LISTINGS

The above data relates to various single apartment unit sales in existing or recently completed buildings in Surrey. The list is by no means exhaustive; however, it does provide a reasonable overview of apartment condominium sales in the region. Proposed projects or those getting underway did not provide reliable evidence as either the pricing was not confirmed, pending changes, or not yet addressed by the developer.

It was noted that the number of available strata units is up while the number of recent sales is considerably lower than in the recent past. Many projects are now holding off initial marketing in hopes of a stronger market in 2009.

From the data, a range of value per ft2 of unit area has emerged. The first group of indicators relates to recent or historic sales of apartment units while the second group relates to current listings. We attempted to select those projects that represented what we believe the subject would compare to, given the limited information we have on the subject property. The objective was to provide a reasonable overview of the market on a preliminary basis.

The data indicates a range of rates per ft2 from a low of $254.69 to a high of $331.57 within the group of sales, and from a low of $278.61 to a high of $394.23 per ft2 among the group of current listings. It is evident that the current listings are running at rates above the range of recent sales, and this is generally the case as new product typically leads the way in the market. In light of the current state of the residential real estate market, however, a softening of prices may be the reality over the short term.

Nevertheless, we must consider the fact that the subject is on the leading edge of the market and will represent one of only a small number of new projects in the Surrey Central area. In an attempt to reflect the market within which the subject would compete, as well as reflect the current state of the real estate market, an overall average unit value equal to $345.00 per ft2 is considered reasonable. The actual rate per ft2 will fluctuate between the smaller studio and one-bedroom units and the larger two-bedroom units; however, without more specific information on the layout and quality of interior finishes, we cannot be too specific on the rate fluctuations between units within the proposes project. A general overall rate will be applied to the total aggregate floor area within the proposed building to provide a global retail value of the 76 units being proposed.

Estimate of Value by the Direct Comparison Approach

Based on the foregoing analysis and giving weight to the most comparable data, the estimate of market value, using the Direct Comparison Approach, as at September 24, 2008, is therefore calculated as follows:

46,452 Ft2 X $345.00 per Ft2 = $16,025,940

Rounded to:

SIXTEEN MILLION DOLLARS

($16,000,000)

NET PROJECT VALUE AS IS

Based on the above estimated Gross Retail Value of all units, and the project cost inputs previously outlined in the Cost Approach, the subject has a current market value, as is, with approval to proceed with a 76-unit strata apartment complex in place, as at the effective date of this report, as follows:

Gross Retail Value of All Proposed Strata Units:	$16,000,000
Less Hard and Soft Costs of Development:	$12,632,500
Net Residual Value of Site with Approvals in Place:	$3,367,500

The above figure represents the potential profit from the site once the project is completed. This gross profit will not be realized until the complex is completed and sold out. We estimate that could take approximately two years from the effective date of this report. Therefore, the Present Value of the development site, with approvals in place at a yield of 7.0% per year over two years, is calculated as follows:

Future Value (Gross Profit) in Two Years:	$3,367,500
Present Value of $3,367,500 over two years at 7.0%:	$2,941,305

Based on the above assumptions, the subject property has a current value, assuming a 76-unit strata apartment unit is approved for development and fully completed within two years,

as at the effective date of this report, equal to:

TWO MILLION NINE HUNDRED FORTY-ONE THOUSAND DOLLARS

($2,941,000)

In Answer to the Questions Posed:

The terms of reference presented for this report asked a series of questions. The answers to those questions are as follows:

1. The consolidated value of the subject land going in to the project is $1,800,000. The residual value of the land, with the project approved for development is estimated at $3,367,500 upon completion as at the effective date, and $2,941,000 as at the effective date, allowing for the time value of money.

2. The net realizable value of the 76 units is difficult to measure from the information provided; however, the Gross Sales Proceeds are estimated by direct comparison to be $16,000,000, as at the effective date of this report.

3. A detailed absorption analysis would require a considerable time investment. We have reviewed the market and the number of units for sale, the relative lack of sales being recorded on the MLS service, and the general condition of the local residential real estate market, and estimate a time allowance of two years is reasonable. This could be shortened significantly if the real estate market strengthens in 2009; however, if it remains flat, as it is now, a longer marketing time may result. This is impossible to predict in advance. We believe an aggressive marketing program would be a wise approach, along with competitive pricing going forward.

4. Based on the information provided, a knowledgeable investor, wishing to participate in the project on the basis of a 50% interest, should be willing to invest up to $1,470,000 in this project, with approvals and financing in place to proceed.

RECONCILIATION AND FINAL ESTIMATE OF VALUE

Reconciliation is the analysis of alternative conclusions to arrive at a final value estimate. Reconciliation is required because different value indications result from the use of more than one approach. Reconciliation is also required within the application of a single approach. In the reconciliation process, an appraiser reviews the entire appraisal to ascertain what degree the data, techniques, and inconsistencies among the approaches should be reconciled. The final value estimate is not derived by simply applying technical and quantitative procedures; rather, it involves the use of judgement. The value conclusion reached must be consistent with market thinking. The result is a meaningful, defensible value estimate, which has considered the appropriateness, accuracy, and quantity of data. This is a prospective valuation based on preliminary drawings and budget figures that is subject to change should the project be re-tooled in the future. The value conclusions and recommendations are based on the assumption that the proposed complex is fully completed in accordance with the design specifications outlined.

Indicated Values

Cost Approach	$16,932,000
Direct Comparison Approach	$16,000,000

Cost Approach

The Cost Approach is based upon the understanding that market participants relate value to cost. This approach is particularly useful in estimating the value of new or nearly new improvements because there is usually little or no depreciation against the replacement cost new of the improvements for the appraiser to estimate. The fact is that the effective age must be estimated by the appraiser, and this estimate may well vary between appraisers as it is based upon subjective opinion and is difficult to prove empirically. Another discrepancy might arise from the fact that the replacement cost of the improvements does not always translate into value. It is not considered an appropriate method in the valuation of incomeproducing property but rather is utilized as supporting data. Because the subject improvements are being proposed and are effectively new, the Cost Approach takes on renewed relevance. In this valuation, the cost analysis will have greater credibility and will factor more heavily in our final conclusion.

Direct Comparison Approach

This method of estimating value is most useful when there is sufficient market activity and data within the subject market area. The main weakness of this approach is that no two properties are exactly alike; consequently, adjustments must be made to the comparable sales. If sales data is limited, such adjustments become difficult, if not impossible, to determine. In this instance, we have considered the market for strata condominium units in the general area and trended that data to reflect the current market in Surrey. The data was compared to a mid to upper quality complex and the actual achievable rate per ft2 may change once the project is completed. However, in light of the minimal amount of information provided, the gross retail value of the proposed units is reasonable.

Final Estimate of Value

The Cost Approach and Direct Comparison Approach are the most reliable methods for proposed strata properties as they best reflect buyer and seller habits; therefore the value produced by these methods must be carefully weighed in forming our final conclusion. The estimates of value, as developed, have resulted in similar figures. Based on these estimates, and further based upon our general knowledge of the market, the subject property is estimated to have a market value, as at September 24, 2008, assuming it is fully completed and sold out, equal to:

SIXTEEN MILLION DOLLARS

($16,000,000)

Exposure Time

Given the type of property involved and the features of the site and its use, we estimate the subject would require a marketing time of four to eight months, at a realistic asking price that relates to the final estimate of value reported herein.

CERTIFICATION

I HEREBY CERTIFY, to the best of my knowledge and belief:

THAT I have no present of contemplated interest in the property described, and I have no personal interest or bias with respect to the parties involved.

THAT the reported analysis, opinions and conclusions are limited only by the assumptions and limitations listed in this report, and are my personal, unbiased professional analyses,

opinions, and conclusions.

THAT the employment of this appraisal or the compensation received is not contingent on the amount of the valuation or on an action or event resulting from the use of this report.

THAT I physically inspected the property on September 24, 2008, and according to the best of my knowledge and belief, all statements and information are correct and have been verified where possible.

THAT no one provided significant professional assistance to the person signing this report.

THAT I have the knowledge and experience required to complete the assignment competently.

THAT this report has been prepared in conformity with the Canadian Uniform Standards of Professional Appraisal Practice and the Code of Ethics of The Appraisal Institute of Canada.

THE Appraisal Institute of Canada has a Mandatory Recertification Program for designated members, as of the date of this report I have fulfilled the requirements of the program.

THAT having considered all factors affecting value, the final estimate of value as at September 24, 2008, is $16,000,000 (assuming fully complete and sold out).

Dated at New Westminster, in the

Province of British Columbia, on

October 10, 2008.

/s/ C.D. (Chris) Blanchette, AACI, P.App.

C.D. (Chris) Blanchette, AACI, P.App.

Real Estate Appraiser and Consultant

QUALIFICATIONS OF

C.D. (Chris) Blanchette, AACI, P. App.

Qualifications A member in good standing of the Appraisal Institute of Canada, and have the use of the Professional Designation AACI, P.App.; awarded July 10, 1980, under Certificate No.

2031.

Work Experience Actively engaged in real estate for the past 35 years, starting as a Realtor® in 1973, and then becoming a full time appraiser in September 1976, while employed with Royal Trust Real Estate, in Winnipeg, Manitoba.

Joined the Mortgage Insurance Company of Canada (M.I.C.C.), in 1979, and was eventually transferred to Edmonton, Alberta, in June 1980, as their Senior Regional Appraiser.

Joined (in 1981), and later became a full partner in the private Edmonton firm of Fraser, Bourgeois, Blanchette. Responsible for the management of a team of 14 staff.

In 1983, opened the independent firm of Blanchette Appraisals Ltd. The practice operated in Edmonton and Winnipeg. An opportunity presented itself to relocate to Victoria, British Columbia, in April 1990. The independent appraisal practice known as Victoria Appraisal Services was then established. The practice was sold prior to relocating to the lower mainland in 1997.

In August 1997, a contract position was accepted with Penny and Keenleyside Appraisals Ltd. Responsibilities were geared toward litigation and expropriation work, as well as general commercial and industrial assignments for a wide variety of clients throughout British Columbia.

An opportunity to join the firm of Collingwood Appraisals Ltd., as a contract associate, presented itself in October 1998. Responsibilities include the valuation of commercial/industrial properties, as well as handling litigation and expropriation assignments.

Appraisal Experience Over the past 35 years market value appraisals have been completed on the full spectrum of real property including singlefamily dwellings and multi-family complexes, commercial, industrial,and institutional facilities, as well as vacant land valuations, Highest and Best Use and feasibility studies.

Related Experience Appeared as an expert witness before various courts and tribunals including:

• The BC Assessment Appeal Board

• The Alberta Assessment Appeal Board;

• The Manitoba Provincial Court and Court of Queens Bench;

• The Supreme Court of British Columbia – Victoria and Vancouver

• The British Columbia Expropriation Compensation Board;

Major Clients Major clients currently include, but are not limited to:

• The Royal Bank of Canada The Bank of Montreal

• HSBC Van City Credit Union

• BC Min. of Transportation and Highways Toronto Dominion Bank

• Sharons Credit Union GVRD and GVS and DD

• Land and Water B.C. C.I.B.C.

• Public Works Canada City of Langley

• School District No. 43 City of Surrey

ADDENDA

SCHEDULE A

Copy of Certificate of Title

SCHEDULE B

Excerpts of Zoning Bylaw